23(h)(1)(a)
Amended Fee Schedule dated July 1, 2008 — Transfer Agency Agreement

TRANSFER AGENCY AGREEMENT
AMENDED FEE SCHEDULE
     THIS AMENDMENT is made as of July 1, 2008 to the Transfer Agency Agreement dated February 1, 1988, as amended (the “Agreement”), by and between Transamerica Funds (the “Fund”) and Transamerica Fund Services, Inc. (the “Transfer Agent”).
WHEREAS, Section 5(b) of the Agreement provides that the agreed upon compensation may be changed from time to time by the parties by attaching an amended Fee Schedule;
WHEREAS, the Board of Trustees of the Fund approved the following fees at its meeting held on May 15, 2008;
NOW THEREFORE, in consideration of the mutual covenants and agreements set forth hereto, the parties agree as follows:
For its services as Transfer Agent, the Fund shall pay to Transamerica Fund Services, Inc. the following fees*:
$19.60 per open account per year (pro rated)
$1.50 per closed account per year

*	Less the amount of credits, if any, received or applied to the Transfer Agent from DST Systems, Inc. for brokerage of portfolio transactions of the Fund placed by or through a broker/dealer affiliated with DST Systems, Inc. The additional costs of Quarterly Shareholder Statements and postage will be charged to the Fund as an out-of-pocket expense.

TRANSAMERICA FUNDS	TRANSAMERICA FUND SERVICES, INC.

/s/ Dennis P. Gallagher	/s/ Brenda L. Smith

Dennis P. Gallagher	Brenda L. Smith
Vice President, General Counsel	Senior Vice President
and Secretary